LAREDO PETROLEUM, INC.
15 W. SIXTH STREET, SUITE 900
TULSA, OKLAHOMA 74119

August 29, 2014

Mr. H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Mail Stop 4628
Washington, D.C. 20549-3561

Re:	Laredo Petroleum, Inc.
Form 10-K for the Fiscal Year ended December 31, 2013
Filed February 27, 2014
File No. 001-35380

Dear Mr. Schwall:

Set forth below are the responses of Laredo Petroleum, Inc. (the “Company”), a Delaware corporation, to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated August 20, 2014 with respect to the Company's Annual Report on Form 10-K for the Fiscal Year ended December 31, 2013, File No. 001-35380, filed with the Commission on February 27, 2014 (the "Form 10-K").

For your convenience, each response is prefaced by the Staff's corresponding comment in bold text. All references to page numbers and captions correspond to the Form 10-K, unless otherwise indicated. All capitalized terms are as defined in the Form 10-K unless otherwise defined herein.

Form 10-K for the Fiscal Year ended December 31, 2013
Business and Properties Items, page 6
Estimated Proved Reserves, page 15

1.
We note that your proved reserve table presents proved developed and proved undeveloped reserves in equivalent barrels of oil. Please also disclose the quantities according to each product type as specified in Item 1202(a)(4) of Regulation S-K.

Response:

The Company notes that Section 1202(a)(4) of Regulation S-K requires that registrants disclose proved reserve quantities by product type. The following table provides proved reserve quantities by product type at December 31, 2013 and 2012. This information is included in the "Supplemental oil and natural gas disclosures" section in Note P.4 of the consolidated financial statements included in the Form 10-K, other than the detailed distinction between proved developed producing and non-producing reserves that is not material. In future filings, the Company will expand its disclosure of proved reserves in the Business section of its annual reports on Form 10-K to include product types separately to reflect the analogous information presented in the table below.

	As of December 31,
	2013	2012(1)
Proved developed producing:
Oil and condensate (MBbl)	36,019	31,954
Natural gas (MMcf)	191,694	268,938
Total proved developed producing (MBOE)	67,968	76,777

Proved developed non-producing:
Oil and condensate (MBbl)	1,859	1,362
Natural gas (MMcf)	11,388	20,106
Total proved developed non-producing (MBOE)	3,757	4,713

Proved undeveloped:
Oil and condensate (MBbl)	73,620	64,825
Natural gas (MMcf)	349,620	253,902
Total proved undeveloped (MBOE)	131,890	107,142

Estimated proved reserves:
Oil and condensate (MBbl)	111,498	98,141
Natural gas (MMcf)	552,702	542,946
Total estimated proved reserves (MBOE)	203,615	188,632
_______________________________________________________________________________
(1) Includes proved reserves attributable to the acreage sold in the Anadarko Basin Sale.

Proved Undeveloped Reserves, page 16

2.
The details about changes in PUD reserves in the first paragraph under this heading do not reconcile between your beginning and end-of-year PUD reserve estimates, indicating 137 MMBOE at December 31, 2013 rather than the 132 MMBOE that you report, as illustrated in the following tabulation.

PUD Reserves	MMBOE
YE2012	107.1
Convert to Proved Developed	(5.8)
Additions	47.6
Revision	(11.9)

YE2013	137.0

Please explain this difference and revise your disclosures as appropriate.

Response:

The difference is due to the inadvertent exclusion from the textual narrative of the reduction in reserves attributable to 13 wells (which represent the non-material amount of approximately 5.1 MMBOE) that were sold as a part of the Company's Anadarko Basin Sale, which results in the accurate 132 MMBOE figure discussed in the paragraph. In future filings, the Company will include the applicable reduction due to any sale of wells in the textual discussion of PUD reserves.

3.	Please disclose the capital you expended to convert 5.8 MMBOE of PUD reserves to developed status during 2013 to comply with Item 1203(c) of Regulation S-K.

Response:

The Company spent approximately $99.1 million to convert 5.8 MMBOE of PUD reserves to developed status during 2013. In future filings, the Company will disclose capital spent to convert PUD reserves to developed status.

4.
We note that PUD reserves converted to developed status were about 6% in 2013 and about 33% over the past three years. Please submit an analysis of deviations in drilling progress from schedules adopted when first booking these reserves and explain how you expect to adhere to a schedule to convert all PUD reserves within five years of initial booking, as required by Rule 4-10(a)(31)(ii) of Regulation S-X.

Response:

Approximately 75% of the Company's PUD reserves as of December 31, 2011 were planned vertical wells that have since been drilled, removed or replaced primarily by horizontal wells. The Company shifted its concentration to drilling horizontal wells during approximately the last 18 months due to horizontal wells' potential higher economic returns. Additionally, the December 31, 2011 PUD reserves included PUD reserves attributable to the Company's assets in the Anadarko Basin that were primarily natural gas wells. As the Company shifted its focus to the oil-rich Permian, it reviewed and removed a portion of the Anadarko Basin PUD reserves, and eventually all of such PUD reserves when it sold the entire Anadarko Basin position.

The Company's 2013 and historical PUD conversion rate is not indicative of the planned pace of development of its proved reserves at year-end 2013. Based on the Company's anticipated cash flows, capital markets transactions and capital expenditures, it plans to fully develop its PUD reserves as of December 31, 2013 within a five-year time frame from initial booking. Reserve calculations at any end-of-year period are representative of the Company's development plans at that time. Changes in circumstance, including commodity pricing, oilfield service costs and availability and other economic factors may lead to changes in development plans.

Undeveloped acreage expirations, page 19

5.
We note your disclosure indicating leases for significant undeveloped acreage will expire over the next three years. Tell us the extent to which your proved undeveloped reserves are attributable to acreage whose expiration date precedes the scheduled date for initial PUD reserves development and if these reserves are material, describe the approach you will employ to forestall the expiration of such acreage.

Response:

Of the total undeveloped acreage identified as expiring over the next three years, approximately 2,600 net acres have PUD reserves on location. These PUD reserves represent approximately 1.4% of the Company's overall PUD reserves. The Company anticipates using lease extensions and drilling to hold the leases associated with these 2,600 net acres.

6.	Explain to us the status/disposition of the acreage (and any associated PUD reserves) which you disclosed as expiring in 2013 on page 20 of your 2012 Form 10-K.

Response:

Less than 1% of the net acres of leasehold that were identified as attributable to PUD reserves and potentially expiring in 2013 actually expired. The remainder of such acreage was kept either through lease extensions or drilling.

Closing comment

                At the Staff's request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments in a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning these responses, please contact the undersigned, at (918) 513-4570.

Sincerely,
Laredo Petroleum, Inc.

By:	/s/ Richard C. Buterbaugh
Richard C. Buterbaugh
Executive Vice President and Chief Financial Officer

cc:	Ronald Winfrey, Securities and Exchange Commission
Paul Monsour, Securities and Exchange Commission
Kenneth E. Dornblaser, Senior Vice President and General Counsel
Christine B. LaFollette, Akin Gump Strauss Hauer & Feld LLP

4